Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: March 2004

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X              Form 40-F
                             ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                        No   X
                        ---                      ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index



1. German Press Release issued March 16, 2004 regarding price increase of graphite electrodes in North America and South America.

2. German Press Release issued March 16, 2004 regarding Fiscal Year 2003 results.

                                    EXHIBIT 1


SGL Carbon increases prices for graphite electrodes

Wiesbaden, March 16, 2004. With immediate effect for all new business, SGL Carbon Group increases prices of its core product graphite electrodes in North and South America by 150 US$/ton. This price increase applies to products of all diameter. It is triggered by significantly higher raw material prices supported by tightness of graphite electrode supply. All plants remain operating near capacity. The Company does not expect this situation to change in the near future.

This price adjustment is to be seen in context with the price increases for graphite electrodes announced already at the end of January 2004 for Europe, the Near Middle East and Africa. As the majority of the graphite electrode order book for the current year has been placed, the announced price increases will have an effect only as of year-end 2004.


No offer:
This announcement does not constitute an offer to sell, or a solicitation of an offer to buy or sell, any securities of SGL Carbon. Securities may not be offered or sold in the United States absent registration or an exemption from registration; any public offering of securities in the United States must be made by means of a prospectus that may be obtained from the issuer and that contains detailed information about the company and management as well as financial statements.

Forward-looking statements:
This press release contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets; fluctuations in exchange rates; changes in national and supranational law, particularly with regard to tax regulations; and other risks and uncertainties, including those detailed in SGL Carbon's filings with the U.S. Securities and Exchange Commission. SGL Carbon assumes no obligation to update forward-looking statements.


For further information, please contact:
Corporate Communications / Media Relations / Stefan Wortmann
Tel.: +49 (0) 611 60 29 105 / Fax: +49 (0) 611 60 29 101 /
Mobile: +49 (0) 170 540 2667
e-mail: stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden, Germany
Tel.: +49 (0) 611 60 29-100, Fax: +49 (0) 611 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.com

                                    EXHIBIT 2

    SGL CARBON AG

    SGL Carbon: Fiscal year 2003

    --  Profit from operations up significantly year-on-year

    --  Net loss widens due to one-time charges in net financing costs

    --  Substantial improvement in profit from operations expected for
        2004

    Wiesbaden, March 16, 2004. The SGL Carbon Group recorded sales revenue for fiscal 2003 of EUR 1,046 million, around 6% less than in the previous year (2002: EUR 1,112 million). Sales revenue was hit by declining demand in a number of businesses due to economic factors, as well as the slide of the US dollar against the euro. Adjusted for currency translation effects, sales revenue increased by 2%.

    Profit from operations up sharply

    SGL Carbon's profit from operations before costs relating to antitrust proceedings and restructuring was up by a good third year-on-year at EUR 39 million (2002: EUR 29 million). The profit from operations after restructuring expenses in 2003 also improved by around 40% on the previous year to approximately EUR 29 million. As part of its review of all provisions for antitrust risks, the Company increased the provision set up in Q3/2003 for the fine relating to a non-core activity of its Graphite Specialties business to just under EUR 20 million. This also takes account of legal costs and lawyers' fees. SGL Carbon believes that the fine of EUR 23.6 million imposed on the Company by the European Commission at the end of 2003 is unjustified and has appealed to the European Court. At EUR 9 million, profit from operations after all one-time expenses was well up on the previous year (2002: loss from operations of EUR 2 million).

    Net financing costs hit by one-time charges

    Interest on borrowings and the interest component of the addition to pension provisions remained unchanged year-on-year at EUR 37 million in total. All in all, net financing costs for 2003 amounted to EUR 73 million. The difference of EUR 36 million is largely due to a

    Corporate Communications, Media Relations
    Rheingaustrasse 182, 65203 Wiesbaden, Germany
    Tel.: +49 (0) 611 60 29-100, Fax: +49 (0) 611 60 29-101
    E-mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de number of one-time factors, i.e. the successful refinancing package concluded at the start of 2004 meant that the costs of the refinancing measures implemented at the end of 2002 amounting to EUR 16 million had to be de-recognized. A further EUR 20 million in net financing costs relates to the non-cash accrued interest on liabilities arising from the North American antitrust proceedings (EUR 6 million) and interest on the contested European antitrust proceedings (EUR 6 million), as well as other net financing costs (EUR 8 million).

    Net loss widens

    As a result of the increase in one-time charges caused by the refinancing package and the antitrust liabilities, the net loss widened to EUR 50 million (2002: EUR 24 million).
    On the positive side, however, due to the clear turnaround in its business in the USA, SGL Carbon recognized an initial portion of the loss carryforwards there on the basis of a conservative estimate. This resulted in a tax benefit of EUR 10 million.

    Carbon and Graphite (CG)

    Graphite electrode sales volumes increased by 17% to a record volume of 202,000 tons (2002: 173,000 tons). This meant that the Company was operating at full capacity during the period under review. Average revenue fell year-on-year due to currency effects. This also negatively impacted sales revenue, which grew by only 1% to EUR 558 million. Nevertheless, average prices for graphite electrodes for 2003 rose by 2% in euros and 7% in US dollars compared to their low in Q4/2002.
    In spite of the weak US dollar, profit from operations before restructuring expenses improved at a faster pace in 2003, rising 27% to EUR 66 million (2002: EUR 52 million). This is mainly due to the Company's ongoing cost-cutting drive next to the fact that production facilities were fully utilized.

    Graphite Specialties (GS)

    2003 sales revenue declined by 11% to EUR 174 million because of reduced demand in some of SGL Carbon's customer industries, the sale of the Electrical Contacts business and the weakness of the US dollar. At EUR 7 million, profit from operations before restructuring expenses was up EUR 5 million year-on-year. The proceeds from the sale of the Electrical Contacts business, the first-time consolidation of the Polish company SGL Angraph and further cost-cutting were the main contributing factors. As part of its restructuring program, the GS production facilities in Grenoble, France were closed.

    Corrosion Protection (CP)

    CP was hit by ongoing reduction in investment as well as in repair and maintenance expenditure in the chemical, energy and environmental industries. Sales revenue fell by 12% to EUR 186 million. Rationalization measures could only partially offset lower capacity utilization. As a result, CP recorded a loss from operations before restructuring expenses of EUR 4 million, compared to a profit from operations of EUR 5 million in the previous year.
    The globalization of the markets leading to an accelerated transfer of the production of basic chemicals to low-wage countries, shrinking domestic markets and falling prices are clear indications of the dramatic change in industry dynamics in the field of industrial corrosion protection. To meet changed market requirements, SGL Carbon has restructured its Corrosion Protection business into two segments - Process Technology and Surface Protection - which will be run independently and adjusted to its reduced structural needs. As a result the previous management of the business decided at the beginning of 2004 to leave the Company by mutual agreement in context with this strategic and structural adjustment. The structure of the two independent businesses is currently being reviewed and optimized. As a first step, the Surface Protection workforce will be reduced further. SGL Carbon will report on the further development in the individual businesses around mid-year.

    SGL Technologies (SGL T)

    Sales revenue in SGL T was down 17% to EUR 125 million. The main cause apart from a cyclical drop in demand in the Fiber business was the weak US dollar: SGL T produces and invoices around 60% of its sales revenue in the dollarzone. The drop in orders from the civil aviation sector due to economic uncertainties also impacted sales revenue in 2003.
    The loss from operations before restructuring expenses of EUR 12 million remained at last year's level. Lower sales revenue, additional start-up costs for new orders from the US aviation and defense industry, and certification costs for its brake disc production facilities made it impossible to achieve the original target of substantially reducing losses in 2003.

    Employees

    At the end of 2003, the SGL Carbon Group employed 6,926 people, 434 fewer than in the previous year. This is mainly attributable to portfolio adjustments, restructuring and cost-cutting measures.

    Balance sheet structure

    Total assets fell year-on-year by EUR 39 million to EUR 1,247 million, due in particular to exchange rate effects of EUR 68 million. In addition to currency translation effects and costs relating to antitrust proceedings and restructuring expenses, the equity was additionally affected by the high negative financial result. It fell from EUR 196 million to EUR 117 million in the year under review. As a result, the equity ratio diminished to 9% (2002: 15%). Net financial liabilities on December 31, 2003 amounted to EUR 448 million (December 31, 2002: EUR 427 million including EUR 41 million from the sale of receivables).

    Capital expenditures and depreciation

    Capital expenditures in property, plant and equipment were further reduced year-on-year and, at EUR 33 million, were EUR 31 million lower than depreciation (without amortization). 64% of investments were attributable to CG, 18% to GS, 6% to CP and 12% to SGL T.

    Outlook for 2004

    SGL Carbon is expecting a moderate economic upturn in 2004. The increase in growth in the United States and the economic recovery in

Japan should now be followed by a gradual recovery in the eurozone. The Company assumes that investment demand in the chemicals, plant and process technology and semiconductors industries will only pick up in the second half of 2004. In the steel industry however, SGL Carbon expects a continuous strong demand throughout the year as in 2003.
    On the whole, the Group expects to record a further significant improvement in profit from operations year-on-year. Cost-cutting measures in all businesses, higher prices for graphite electrodes and increased sales revenue at GS and SGLT should all have a positive effect.

    Important information:

No offer:
This announcement does not constitute an offer to sell, or a solicitation of an offer to buy or sell, any securities of SGL Carbon. Securities may not be offered or sold in the United States absent registration or an exemption from registration; any public offering of securities in the United States must be made by means of a prospectus that may be obtained from the issuer and that contains detailed information about the company and management as well as financial statements.

Forward-looking statements:
This press release contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets; fluctuations in exchange rates; changes in national and supranational law, particularly with regard to tax regulations; and other risks and uncertainties, including those detailed in SGL Carbon's filings with the U.S. Securities and Exchange Commission. SGL Carbon assumes no obligation to update forward-looking statements.

SGL Carbon Group: Key figures
(EUR million, except for earnings per share)



                                                                  Fiscal year
                                                               -----------------
                                                               2003         2002
                                                               -----------------

Sales revenue                                                 1,046        1,112
--------------------------------------------------------------------------------
Profit from operations before depreciation and
 amortization (EBITDA) (1)                                      111          110
--------------------------------------------------------------------------------
Profit from operations before costs relating to
 antitrust proceedings and restructuring                         39           29
--------------------------------------------------------------------------------
Costs relating to antitrust proceedings                         -20          -22
--------------------------------------------------------------------------------
Restructuring expenses                                          -10           -8
--------------------------------------------------------------------------------
Profit from operations after costs relating to
 antitrust proceedings and restructuring                          9           -2
--------------------------------------------------------------------------------
Net financing costs                                             -73          -26
--------------------------------------------------------------------------------
Loss before tax                                                 -64          -27
--------------------------------------------------------------------------------
Income tax benefit                                               14            4
--------------------------------------------------------------------------------
Net loss for the period                                         -50          -24
--------------------------------------------------------------------------------
Earnings per share                                            -2.27        -1.08
--------------------------------------------------------------------------------


                                                            Dec. 31      Dec. 31
                                                               2003         2002
                                                            --------------------

Total assets                                                  1,247        1,286
--------------------------------------------------------------------------------
Equity                                                          117          196
--------------------------------------------------------------------------------
Net financial liabilities                                       448       427 (2
--------------------------------------------------------------------------------
Gearing                                                         3.8          2.2
--------------------------------------------------------------------------------
Equity ratio (%)                                                  9           15
--------------------------------------------------------------------------------


(1) Before costs relating to antitrust proceedings and restructuring expenses
(2) Including EUR 41 million from the sale of receivables

Contact:
--------
Corporate Communications / Media Relations / Stefan Wortmann
Tel. : +49 (0)611 60 29 105 / Fax : +49 (0)611 60 29 101 /
Cell phone: +49 (0)170 540 2667
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   SGL CARBON Aktiengesellschaft



Date: March 16, 2004                     By:      /s/ Robert J. Kohler
                                                  ------------------------------
                                                  Name:    Robert J. Koehler
                                                  Title:   Chairman of the Board
                                                           of Management


                                         By:      /s/ Dr. Bruno Toniolo
                                                  ------------------------------
                                                  Name:    Dr. Bruno Toniolo
                                                  Title:   Member of the Board
                                                           of Management